Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

27 July 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp. Vanessa

Andrew M Knox
Public Officer

Enc.

8/11

QUARTERLY REPORT

FOR THE QUARTER ENDING 30 JUNE 2009

HIGHLIGHTS

Quarterly Revenue

- A$2.9 million on sales of 53,018 barrels of oil. Revenue down primarily due to timing of oil cargoes.

Cash at end of Quarter

- A$4.3 million.

Successful Equity Raising

- Applications for $A9.3 million in new shares in July.

Maari Development Drilling Progressing Ahead of Schedule

- All 3 Water injection wells and 4 of 5 planned development wells completed.

Maari JV Approved Drilling of 2 Additional Wells

- The Manaia-1 appraisal and the M2A development wells which are targeting additional mean oil-in- place of 101 million barrels will be drilled after production drilling is completed in mid-August.

Preliminary Interpretation of New 3D Data in WA-360P Increases Confidence in Artemis lead

- Processing of the new Artemis 3D was completed and preliminary interpretation by MEO of the prospect will likely lead to an increase in assessed gas-in-place above current estimate of 11.5 Tcf in total and 9.5 Tcf in WA360P.

Beach Petroleum to Drill Spikey Beach-1 in T/38P

- Beach Petroleum is planning to drill the Spikey Beach-1 well in September 2009 with the Ocean Patriot drilling rig.

On Target for 1st Indonesian Gas Production in Q3, 2009

- Good progress continued on the Oyong phase 2 gas development ahead of anticipated Q3 start up.

1. PRODUCTION / DEVELOPMENT ACTIVITY

- **PAPUA NEW GUINEA**

PDL 3 – SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646% interest)
Operator: Oil Search

At the end of the quarter, the SE Gobe field production rate for the year to date averaged approximately 5,200 barrels of oil per day (Cue's share was approximately 170 barrels of oil per day).

Cue's oil production revenue received during the quarter from the field was A$0.8 million and equated to 13,783 barrels of oil.

Cue did not have any hedging arrangements in place during the quarter.

- **INDONESIA**

Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)
Operator: Santos

Oyong Field

No oil production revenue was received from the field during the quarter due to timing of oil cargoes.

The average production rate for the field for the quarter was approximately 3500 barrels of oil per day. Production was shut in for five days while modifications were made to the production barge for phase 2 gas production.

Cue did not have any hedging arrangements in place during the quarter.

Oyong Gas Phase

Construction of the Oyong Gas phase development continued during the quarter ahead of anticipated first gas in late third quarter 2009.

Wortel Field

A plan of development for the field was submitted to BPMIGAS for approval.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)

Taranaki Basin – New Zealand (5% interest)

Operator: OMV New Zealand

Maari Oil Field

Oil production revenue received during the quarter totaled $A2.1 million and equated to 39,235 barrels of oil.

Development drilling is processing ahead of schedule and at the end of the quarter, the fifth of the planned five oil production wells was being drilled. All three planned water injection wells were completed and began injecting water during the quarter.

Considerable interruptions to oil production were experienced as producing oil wells were required to be shut in during drilling heavy lift activities.

A remedial workover of the MR 3 production well was also conducted when a down hole valve failed, requiring the well to be shut in and production curtailed.

A remedial workover of the MR4 production well will also need to be conducted following completion of development drilling. The failure of down hole completion equipment in these wells has resulted in lower production rates to date than expected. The final field production rate is not expected to be effected.

Development drilling of the Moki oil reservoir is expected to be completed around mid August.

The Maari Joint Venture has approved drilling of the M2A development well. The well is currently scheduled to commence drilling in late September 2009, following completion of the Manaia-1 appraisal well and is expected to take 27 days to drill. The well will target the M2A reservoir which occurs approximately 50m above the Moki Formation, and is assessed to have mean oil in place of 43 million barrels.

2. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 – Papuan Basin, PNG (5.568892% interest)

Operator: Santos

No exploration activity.

PPL 190 – Papuan Basin, PNG (10.947% interest)

Operator: Oil Search

No exploration activity

PRL -8 – Papuan Basin, PNG (10.72% interest)

Operator: Oil Search

No exploration activity.

PRL -9 – Papuan Basin, PNG (14.894% interest)

Operator: Santos

No exploration activity

- **INDONESIA**

Sampang PSC

General exploration studies continued during the quarter.

- **NEW ZEALAND**

PEP 38413 – (five year extension granted to 1st January 2011)

Operator: OMV New Zealand

- **MANAIA**

The Manaia – 1 appraisal well will be drilled as an extended reach well from the Maari platform immediately after completions of the Moki reservoir development drilling in mid August 2009.

The well is scheduled to take 47 days to drill and will target a location which interpretation of reprocessed 3D seismic data indicates will be updip from Maui – 4. It is expected to confirm the presence of the oil column established by the Maui – 4 exploration well. If producible hydrocarbons are established, the well will be completed and tied into the Maari facilities for subsequent testing and production.

The Manaia field is located approximately 10 km SW of the Maari Field in Exploration Permit PEP 38413 in the offshore Taranaki Basin, New Zealand. The field was discovered in 1970 by the Maui – 4 well which intersected an oil accumulation in the Mangahewa Formation reservoir which was tested at 575 BOPD. Two additional oil accumulations were also encountered in the Moki Formation but were not tested at the time. The Manaia field is assessed to have mean oil in place of 58 million barrels within the Mangahewa reservoir.

PEP 38494

Operator: Todd Exploration Limited

Reprocessing of the existing 3D seismic survey over Maari, Manaia and the northern portion of PEP38494 continued during the quarter.

- **AUSTRALIA**

AC/RL -7 – Timor Sea (Cue interest 20%)
Operator: PTTEP Australia

Interpretation of the reprocessed existing 3D seismic data over the Cash Maple gas field continued during the quarter.

Carnarvon Basin
EP 363 Carnarvon Basin – Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity.

WA-359-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

MEO continued to integrate the results of Zeus – 1 into the geological evaluation of the permit.

WA-360-P Carnarvon Basin – Western Australia (20% interest ; MEO + 5% option)
Operator: MEO Australia Limited

Processing of the new 250 square km 3D seismic survey over the Artemis prospect was completed during the quarter and interpretation began.
MEO interprets that Artemis is an extension of the nearby Wheatstone gas field and has the potential to contain around 9.5 trillion cubic feet of gas in place within WA 360P.
MEO is seeking a farminee to fund the drilling of an Artemis – 1 well. If MEO commits to drilling the well, Cue will retain a 15% free carry through the drilling of the well, and a 15% interest in the permit, and MEO's interest will be 70%.

WA-361-P Carnarvon Basin – Western Australia (15% interest)
Operator: MEO Australia Limited

MEO continued post Zeus – 1 technical evaluation, particularly relating to the presence of reservoir sands.

WA-389-P Carnarvon Basin – Western Australia (100% interest)

Operator: Cue Energy Resources Limited

Processing of the 350 square km Rose 3D seismic survey and the 117 km of 2D seismic data continued during the quarter.

WA-409-P – Western Australia (50% interest)

Operator: Cue Energy Resources Limited

No Exploration Activity

Bass Basin

T/37P Bass Basin – Tasmania (50% interest)

Operator: Cue Energy Resources Limited

A farmout package has been prepared for the permit.

T/38P Bass Basin – Tasmania (50% interest)

Operator: Cue Energy Resources Limited

Beach Petroleum plans to drill the Spiky Beach – 1 well in September 2009, using the Ocean Patriot semi submersible drilling rig.

- **EQUITY RAISING**

Post the end of the quarter, the Company completed a 1 for 5 Pro-Rata Entitlement offer to shareholders. Successful applications were received for approximately $9.3 million in new shares.

By Order of the Board



Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve know risks expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	30 June 2009

Consolidated statement of cash flows

		Current quarter $A'000	Year to date 12 months $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	2,933	31,872
1.2	Payments for (a) exploration and evaluation (refer 2.2)	324	(12,648)
	(b) development	(8,802)	(27,431)
	(c) production	(1735)	(10,303)
	(d) administration	(545)	(2,224)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	2	175
1.5	Interest and other costs of finance paid		-
1.6	Income taxes paid	-	(2,067)
1.7	Other	-	-
	Net Operating Cash Flows	(7,823)	(22,626)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects		-
	(b) equity investments		-
	(c) other fixed assets	-	(2)
1.9	Proceeds from sale of:		
	(a) prospects		-
	(b) equity investments		-
	(c) other fixed assets		-
1.10	Loans to other entities		-
1.11	Loans repaid by other entities		-
1.12	Other (provide details if material)		-
	Net investing cash flows	-	(2)
1.13	Total operating and investing cash flows (carried forward)	(7,823)	(22,628)

1.13	Total operating and investing cash flows (brought forward)	(7,823)	(22,628)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings (refer 3.1(i))	3,240	8,620
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	3,240	8,620
	Net increase (decrease) in cash held	(4,583)	(14,008)
1.20	Cash at beginning of quarter/year to date	10,231	14,761
1.21	Exchange rate adjustments to item 1.20	(1,324)	3,571
1.22	**Cash at end of quarter**	4,324	4,324

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	50
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	667	24,024
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	928
4.2	Development	6,072
	Total	**7,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	71	55
5.2	Deposits at call	4,253	10,176
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	4,324	10,231

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -	 - -	 - -	 - -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 - -	 - -	 - -	 - -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
7.7	**Options** *(description and conversion factor)*	 1,000,000 1,700,000 1,033,336 1,366,666 1,366,665 333,333	 -	*Exercise Price* 35 cents 15 cents 20 cents 22.5 cents 25 cents 35 cents	*Expiry* 01/06/10 19/04/12 19/04/12 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 27 July 2009
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 JUNE 2009

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
(ii)T/38P	Cue Energy Resources Limited	50.00
WA-359-P	MEO Australia Limited	20.00
(iv)WA-360-P	MEO Australia Limited	20.00
WA-361-P	MEO Australia Limited	15.00
WA-389-P	Cue Energy Resources Limited	100.00
WA-409-P	Cue Energy Resources Limited	50.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00
(iii)PEP 38494	Todd Exploration Limited	20.00

(i) Economic interest in the Jeruk field	8.181818
(ii) Working interest in Spikey Beach block	10.00

(iii) Subject to government approval

(iv) Cue's interest will reduce to 15% if MEO commits by 31 December 2009 to drill a well.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

23 July 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Allotment under Entitlement Offer

The Company advises that it has successfully completed the allotment of new ordinary fully paid shares under the Entitlement Offer announced on 11 June 2009.

Cue has allotted today 62,223,683 new ordinary fully paid shares under the Entitlement Offer.
The Entitlement Offer, including accepted shortfall applications, in total raised gross proceeds of approximately $9.3million. It is not intended to place any of the shortfall not taken up.

The number of Cue ordinary fully paid shares on issue prior to today's allotment was 628,239,007. Following allotment, the number of Cue ordinary fully paid shares on issue is 690,462,690.

Holding Statements are expected to be dispatched on Monday 27th July 2009 and normal trading of the new shares is expected to commence on Tuesday 28th July 2009.

Any shareholder who sells new shares before receiving confirmation of their holding in the form of a Holding Statement will do so at their own risk.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

23rd July 2009

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Top 20 Shareholders

The Company wishes to advise that post the completion of the one new share for every five existing shares pro-rata Entitlement Offer, the list of the new top 20 shareholders is as attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

23 July 2009

TOP 20 SHAREHOLDERS

	SHAREHOLDERS	SHARES	PERCENTAGE HELD
1	TODD PETROLEUM MINING COMPANY	163,103,314	23.62
2	UOB KAY HIAN PRIVATE LIMITED	115,606,671	16.74
3	OCTANEX NL	30,264,000	4.38
4	TODD TASMAN OIL LTD	25,920,000	3.75
5	CIMB-GK SECURITIES PTE LTD	14,066,427	2.04
6	ANZ NOMINEES LIMITED	13,592,064	1.97
7	OCTANEX NL	11,160,140	1.62
8	PORTFOLIO SECURITIES PTY LTD	10,000,000	1.45
9	BERNE NO 132 NOMINEES PTY LTD	8,318,397	1.20
10	PETER NEVILLE FINDLAY & RICHARD NORMAN MARTIN	8,017,134	1.16
11	MR COLIN ROBERT MACEWAN& MS BRONWYN BEDER	7,300,000	1.06
12	THE ALBERS COMPANIES INCORPORATED PTY LTD	4,440,745	0.64
13	MR ERNEST GEOFFREY ALBERS	3,611,148	0.52
14	BERNE NO 132 NOMINEES PTY LTD	3,600,000	0.52
15	S C F I PTY LTD	3,600,000	0.52
16	CUSTODIAL SERVICES LIMITED	3,280,531	0.48
17	J P MORGAN NOMINEES AUSTRALIA LIMITED	3,240,226	0.47
18	MR NEIL CLIFFORD ABBOTT & GELLERT IVANSON TRUSTEE LTD	3,200,000	0.46
19	NATIONAL NOMINEES LIMITED	3,063,669	0.44
20	REVIRESCO NOMINEES PTY LTD	2,600,000	0.38